Exhibit 11.1 — Statement Regarding Computation of Per share Earnings

(Unaudited)
(in thousands, except per share data)

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002	Six Months Ended March 31, 2003	Six Months Ended March 31, 2002
Basic
Average Common Shares
outstanding	4,601	4,577	4,590	4,574
Net income	$(167)	$519	$108	$766
Per share amount	$(.04)	$.11	$.02	$.17
Diluted
Average Common Shares
outstanding	4,601	4,577	4,590	4,574
Net effect of dilutive stock
options based on the
Treasury stock method
using the average market price	---	45	29	49
Total	4,601	4,622	4,619	4,623
Net income	$(167)	$519	$108	$766
Per share amount	$(.04)	$.11	$.02	$.17